The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2005 MAR -9 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE





05006365

March 7, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Damages Claim Added to Litigation Against UFJ Group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

3/15

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

RECEIVED
2005 MAR -9 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Sumitomo Trust & Banking Co., Ltd.

Damages Claim Added to Litigation Against UFJ Group

Tokyo, March 7, 2005 --- Sumitomo Trust commenced legal proceedings against UFJ Holdings, UFJ Bank and UFJ Trust Bank (collectively, the "UFJ Group") in the Tokyo District Court on October 28, 2004 seeking to: (i) prohibit the UFJ Group from entering into discussions with, or providing information to, any third party in conflict with the transfer of UFJ Trust Bank's business to Sumitomo Trust; and (ii) compel the UFJ Group to fulfill its obligation to discuss with us regarding the transfer of UFJ Trust Bank's business to Sumitomo Trust, until the end of June 2005.

Sumitomo Trust today made an additional claim against the UFJ Group for damages in the amount of 100 billion yen as part of our claim for damages incurred as a result of the non-performance of the Basic Agreement by the UFJ Group.

- End of Press Release -

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654